Sageworth Trust Company
"STOCKS REQUIRING ""13D"" REPORTING"
31-May-23

Percentage: 	5

	Shares	Reporting	Quantity
Stocks	Outstanding*	Level*	Managing*
------------------------------	-----------	----------	----------
						CUSIP
INNOVATOR S&P 500 BUFFER ETF - SEPTEMBER	5175	259	778			45782C664
ADVISORS INNER CIRCLE FD III STRATEGAS MACRO	3090	154	200			00775Y645


* Quantities are expressed in units of thousands.